Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Multiband Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544X100

(CUSIP Number)

David R. Johanson
Johanson Berenson LLP
1792 Second St.
Napa, CA 94559
(707) 226-8997

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ྑ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 62544X100
(1) Names of reporting persons. DirecTECH Holding Company
(2) Check the appropriate box if a member of a group	(a)N/A
(see instructions)	(b)N/A
(3) SEC use only
(4) Source of funds (see instructions)	SC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	N/A
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	1,490,000
(8) Shared voting power	0
(9) Sole dispositive power	1,490,000
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	1,490,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	N/A
(13) Percent of class represented by amount in Row (11)	16.7%
(14) Type of reporting person (see instructions)	CO

CUSIP No. 62544X100
(1) Names of reporting persons. DirecTECH Holding Company Employee Stock Ownership Trust
(2) Check the appropriate box if a member of a group	(a)N/A
(see instructions)	(b)N/A
(3) SEC use only
(4) Source of funds (see instructions)	SC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	N/A
(6) Citizenship or place of organization	Illinois
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	1,490,000
(8) Shared voting power	0
(9) Sole dispositive power	1,490,000
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	1,490,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	N/A
(13) Percent of class represented by amount in Row (11)	16.7%
(14) Type of reporting person (see instructions)	EP

Item 1. Security and Issuer. This schedule is related to the common stock of Multiband Corporation (the “Issuer”). The Issuer’s principal executive officers are located at 9449 Science Center Drive, New Hope, Minnesota 55428.

Item 2. Identity and Background. ((a) and (b)) The person filing this report is DirecTECH Holding Company, Inc., a Delaware corporation (“DTHC”). DTHC is engaged principally in the business of performing home installations of DirecTV satellite television service. The principal executive office and place of business of DTHC is located at 33 W. 2nd St., Suite 504, Maysville, KY 41056. A total of 55.9% of DTHC’s issued and outstanding shares are owned by the DirecTECH Holding Company Employee Stock Ownership Trust (the “ESOT”). As a result, the ESOT may be deemed to be the beneficial owner of any shares owned by DTHC. The filing of this Schedule 13D by the ESOT should not be construed as an admission that the ESOT is the beneficial owner of the Multiband shares reported herein. Other than the executive officers of DTHC, the members of the Board of Directors of DTHC, and the trustees of the ESOT, there are no persons or corporations controlling or ultimately in control of DTHC. The name and business address of each executive officer of DTHC, each member of the Board of Directors of DTHC, and each trustee of the ESOT are set forth in Annex I hereto and incorporated herein by reference.

(c) The present principal occupation of each executive officer of DTHC, each member of the Board of Directors of DTHC, and the trustee of the ESOT are set forth on Annex I hereto and incorporated herein by reference.

(d) During the last five years, neither DTHC or the ESOT nor, to the best of their knowledge, any of the persons listed on Annex I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither DTHC or the ESOT nor, to the best of their knowledge, any of the persons listed on Annex I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The citizenship of each of the executive officers of DHTC, the members of the Board of Directors of DTHC, and the trustee of the ESOT is set forth on Annex I hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration. The shares which are the subject of this filing on Schedule 13D were issued by the Issuer in partial consideration for the transfer to the Issuer of 2,020,000 shares of Michigan Microtech, Inc., a Michigan corporation (“MMT”) wholly owned by DTHC prior to a share exchange transaction that took place on February 6, 2008 (the “Share Exchange”). As additional consideration for the Share Exchange, it is anticipated that the Issuer shall cause to be appointed to its Board of Directors Mr. Bernard J. Schafer, presently a Vice President of DTHC and MMT and a member of the Board of Directors of DTHC.

Item 4. Purpose of Transaction. The purpose of the Share Exchange is to allow both the Issuer and DTHC to continue to move forward with the spirit of their publicly-announced plans of merging a subsidiary of the Issuer with and into DTHC, with the end result that DTHC would be 100% owned by the Issuer. Due to circumstances beyond the control of both DTHC and the Issuer, this planned merger was unable to be proposed to their respective shareholders on the originally contemplated timetable. Both DTHC and the Issuer entered into the Share Exchange to maintain positive relations with each other and ultimately hope to complete the merger transaction that was originally contemplated. It is contemplated that, if the original merger transaction is completed, the Issuer will issue additional shares, whether common stock, preferred stock, or a combination thereof, in exchange for the issued and outstanding stock of DTHC.

As noted under Item No. 3 above, it is contemplated that the Issuer shall cause to be appointed to its Board of Directors Mr. Schafer, presently a Vice President of DTHC and MMT and a member of the Board of Directors of DHTC.

Item 5. Interest in Securities of the Issuer. (a) DTHC understands that the current number of issued and outstanding shares of common stock of the Issuer is presently 8,941,020 shares. This understanding is based on disclosures made to DTHC by the Issuer pursuant to the Share Exchange. The total number of shares that DTHC beneficially owns is 1,490,000, which represents 16.7% of the issued and outstanding shares of the Issuer.

(b) DTHC presently holds the sole power to vote and dispose of 1,490,000 shares of the common stock of the Issuer.

(c) Within the last sixty days DTHC did not effect any transactions in the Issuer’s securities.

(d) To the knowledge of DTHC, no other party other than those persons identified in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. See Items No. 3 and No. 4. See also the Supplemental Agreement and Plan of Share Exchange, dated February 6, 2008, among Multiband, DTHC, and MMT (the “SAPSE”), filed as Exhibit 1 to the Form 8-K filed by Multiband on February 12, 2008, and incorporated by reference and the Agreement and Plan of Merger, dated October 31, 2007, among Multiband, Multiband HoldCo, Inc., a Delaware corporation, DTHC, Bas Mattingly Master, L.L.C., a Delaware limited liability company, Bernard J. Schafer Trust, L.L.C., a Delaware limited liability company, Building Blocks Family Trust, L.L.C., a Delaware limited liability company, and David N. Wallingford, an individual (the “Merger Agreement”), filed as Exhibit 1 to the Form 8-K filed by Multiband on November 6, 2007, and incorporated by reference. The Merger Agreement and the SAPSE provide for exchanges of shares of DTHC and MMT, respectively, for Multiband common stock upon the terms and conditions provided therein.

Item 7. Material to be Filed as Exhibits. Exhibit 1: Joint Filing Agreement; Supplemental Agreement and Plan of Share Exchange, dated February 6, 2008, among Multiband, DTHC, and MMT, filed as Exhibit 1 to the Form 8-K filed by Multiband on February 12, 2008, and incorporated by reference; Agreement and Plan of Merger, dated October 31, 2007, among Multiband, Multiband HoldCo, Inc., a Delaware corporation, DTHC, Bas Mattingly Master, L.L.C., a Delaware limited liability company, Bernard J. Schafer Trust, L.L.C., a Delaware limited liability company, Building Blocks Family Trust, L.L.C., a Delaware limited liability company, and David N. Wallingford, an individual, filed as Exhibit 1 to the Form 8-K filed by Multiband on November 6, 2007, and incorporated by reference.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

DirecTECH Holding Company, Inc.

By: /s/ Thomas A. Beaudreau Name: Thomas A. Beaudreau Title: President and Chief Executive Officer

DirecTECH Holding Company Employee Stock Ownership Trust

By: /s/ John G. Hommel Name: John G. Hommel Title: Senior Vice President, North Star Trust Company, in its capacity as Trustee of the DirecTECH Holding Company Employee Stock Ownership Trust

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Annex I

Directors and Executive Officers of DTHC and trustees of the ESOT

The name, and present principal occupation or employment of each executive officer of DirecTECH Holding Company, Inc. (“DTHC”), each member of the Board of Directors of DTHC, and the trustee of the DirecTECH Holding Company Employee Stock Ownership Trust (the “ESOT”), as applicable, is set forth below. Each of the executive officers and members of the Board of Directors of DTHC are United States citizens. The trustee of the ESOT is an Illinois corporation. Each occupation set forth opposite the name of an executive officer or member of the Board of Directors of DTHC refers to employment with DTHC. Each of the DTHC Executive Officers and the members of the DTHC Board of Directors maintain a business address of 33 W. 2nd St., Suite 504, Maysville, KY 41056. The trustee of the ESOT maintains a business address of Suite 3150, 500 West Madison St., Chicago, IL 60661.

DTHC Executive Officers

Thomas A. Beaudreau	President and Chief Executive Officer
Bernard J. Schafer	Vice President
Henry E. Block	Vice President
David R. Johanson	Secretary
David N. Wallingford	Treasurer and Chief Financial Officer

DTHC Board of Directors

J. Basil Mattingly	Chairman of the Board of Directors
Thomas A. Beaudreau	Member of the Board of Directors
Bernard J. Schafer	Member of the Board of Directors
Henry E. Block	Member of the Board of Directors
David R. Johanson	Member of the Board of Directors
David N. Wallingford	Member of the Board of Directors

ESOT Trustee

North Star Trust Company	Independent fiduciary of the ESOT

EXHIBIT I
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Multiband Corporation, a Minnesota corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-1(k)(1)(ii), each of the persons filing this Schedule 13D is responsible for the completeness and accuracy of the information contained therein concerning themselves, and is not responsible for information concerning the other filing persons unless they know such information is inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 19, 2008

DirecTECH Holding Company, Inc.

By: /s/ Thomas A. Beaudreau Name: Thomas A. Beaudreau Title: President and Chief Executive Officer

DirecTECH Holding Company Employee Stock Ownership Trust

By: /s/ John G. Hommel Name: John G. Hommel Title: Senior Vice President, North Star Trust Company, in its capacity as Trustee of the DirecTECH Holding Company Employee Stock Ownership Trust